July 15, 2006

National Stock Exchange of India Limited
"Exchange Plaza", Bandra-Kurla Complex, Bandra (East), Mumbai 400 051

Bombay Stock Exchange Limited, Department of Corporate Services
1st floor, New Trading Ring, Rotunda Building, PJ Towers, Dalal Street, Fort, Mumbai 400 001

Dear Sir,

Re: Quarterly Compliance Report on Corporate Governance

Name of Company : Grasim Industries Limited
Quarter ending on : 30th June, 2006

Particulars	Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I. Board of Directors			
(A) Composition of Board	49 (I A)	Yes	
(B) Non-executive Directors' Compensation& disclosures	49 (I B)	Yes	
(C) Other provisions as to Board and Committees	49 (I C)	Yes	
(D) Code of Conduct	49 (I D)	Yes	
II. Audit Committee			
(A) Qualified & Independent Audit Committee	49 (II A)	Yes	
(B) Meeting of Audit Committee	49 (II B)	Yes	
(C) Powers of Audit Committee	49 (II C)	Yes	
(D) Role of Audit Committee	49 (II D)	Yes	
(E) Review of Information by Audit Committee	49 (II E)	Yes	
III. Subsidiary Companies	49 (III)	Yes	
IV. Disclosures			
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board of Disclosures	49 (IV C)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues, etc.	49 (IV D)	N.A.	
(D) Remuneration of Directors	49 (IV E)	Yes	Refer Note
(E) Management	49 (IV F)	Yes	Refer Note
(F) Shareholders	49 (IV G)	Yes	Refer Note
V. CEO/ CFO Certification	49 (V)	Yes	Refer Note
VI. Report on Corporate Governance	49 (VI)	Yes	Refer Note
VII. Compliance	49 (VII)	Yes	Refer Note

Note: Being complied in Annual Report for 2006/ at the forthcoming AGM for Financial Year ended 31.03.2006.

Thanking you,
Yours faithfully,

Ashok Malu
Company Secretary

Cc: Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street, Washington DC 20459, USA

BY AIR MAIL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel: 91-22-6652 5000 / 2499 5000 • Fax 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com